Exhibit 99.1

NEWS RELEASE

North American Palladium Provides Update on Lac Des Iles Mine Accident

TORONTO, ONTARIO -- (July 14, 2014) - North American Palladium Ltd. ("NAP" or the "Company") (TSX: PDL) (NYSE MKT: PAL) today announced that the accident in the underground operations of the Company’s Lac des Iles mine on July 10, 2014 claimed the life of Pascal Goulet, age 38. Mr. Goulet was outside of the loader he was operating when he was struck by a piece of broken ore.

The Company and union are co-operating with government authorities to thoroughly investigate the accident.

Mr. Goulet is survived by his wife, two daughters and an extended family. Counselling has been made available to the family as well as for all employees and contract workers on site.

“We are profoundly saddened by this tragic accident and we extend our deepest condolences to Mr. Goulet’s family, friends and colleagues," said Phil du Toit, President and Chief Executive Officer. "Safety is an unrelenting focus of the Company and we are committed to a full and thorough investigation.”

The Company has complied with all requests from the Ministry of Labour and following a series of workforce meetings and workplace inspections, operations resumed Friday, July 11, 2014 at 8 a.m.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the price of palladium. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

North American Palladium Ltd.
John Vincic
Investor Relations Advisor
Telephone: 416-360-7374
Email: jvincic@nap.com
www.nap.com

www.nap.com